Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States).

Neil McMillan	Rick Johnson, C.A.
President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

Saskatoon, Canada

March 30, 2012

Consolidated Statements of Financial Position

(In Thousands of Canadian Dollars)

		DECEMBER 31	DECEMBER 31	JANUARY 1
		2011	2010	2010
	Note		(Note 26)	(Note 26)
Assets
Cash and cash equivalents		$2,529	$6,401	$11,948
Restricted cash	5	-	4,389	-
Short-term investments	6	33,168	-	-
Accounts receivable		2,714	2,716	4,806
Inventories	7	13,366	9,283	11,448
Prepaid expenses and deposits		227	496	327
Assets related to discontinued operation	9	-	-	4,968
Current assets		52,004	23,285	33,497

Mineral properties	8	149,794	106,479	81,173
Deferred income tax asset	20	998	-	-
Investments	10	2,854	4,328	643
Deposits for reclamation costs	11	2,237	2,277	2,277
Non-current assets		155,883	113,084	84,093
Total assets		$207,887	$136,369	$117,590

Liabilities
Accounts payable and accrued liabilities		$5,737	$4,779	$3,928
Loans and borrowings	13	3,015	13,441	6,625
Liabilities related to discontinued operation	9	-	-	532
Net royalty obligation	12	854	815	766
Current liabilities		9,606	19,035	11,851

Loans and borrowings	13	11,238	873	10,432
Net royalty obligation	12	4,435	5,583	6,517
Decommissioning and reclamation	11	9,713	4,810	3,534
Non-current liabilities		25,386	11,266	20,483

Shareholders' equity
Share capital	14	180,531	122,751	115,459
Contributed surplus		4,796	3,089	2,601
Accumulated deficit		(13,071)	(22,525)	(32,838)
Accumulated other comprehensive income		639	2,753	34
Total shareholders' equity		172,895	106,068	85,256
Total liabilities and shareholders' equity		$207,887	$136,369	$117,590

Subsequent event	25

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

1

Consolidated Statements of Income

(In Thousands of Canadian Dollars, except per share amounts)

		DECEMBER 31
		2011	2010
	Note		(Note 26)

Revenue		$69,659	$55,998

Mine Operating:
Production costs		40,542	31,217
Depreciation and depletion		11,407	11,329
		51,949	42,546
Profit from mining operations		17,710	13,452

General and administrative		6,779	4,875
Finance expense	15	3,051	1,611
Finance and other income	16	(1,623)	(1,579)
Write-down of exploration property	8	851	-
(Gain) on sale of exploration property	10	(1,131)	-
(Gain) loss on investments		(35)	207
		7,892	5,114

Profit from continuing operations before income tax		9,818	8,338

Deferred income tax expense (recovery)	20	364	(424)

Profit from continuing operations		9,454	8,762

Profit from discontinued operation	9	-	1,551

Net profit		$9,454	$10,313

Net earnings per share	21
Basic and diluted
From continuing operations		$0.06	$0.06
Net earnings		$0.06	$0.08

Basic		156,062	131,193
Diluted		158,410	133,411

See accompanying notes to consolidated financial statements.

		DECEMBER 31
Consolidated Statements of Comprehensive Income		2011	2010
(In Thousands of Canadian Dollars)			(Note 26)

Net profit		$9,454	$10,313

Other comprehensive income (loss)
Loss (gain) on available-for-sale securities transferred to profit, net of tax	20	(30)	179
Unrealized gain (loss) on available-for-sale securities, net of tax	20	(2,084)	2,540
Other comprehensive income (loss)		(2,114)	2,719
Total comprehensive income		$7,340	$13,032

See accompanying notes to consolidated financial statements.

2

Consolidated Statements of Shareholders' Equity

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2011	2010
		(Note 26)

Share Capital
Balance, beginning of year	$122,751	$115,459
Common shares and warrants issued	57,496	7,049
Transfers from contributed surplus	284	243
Balance, end of year	$180,531	$122,751

Contributed Surplus
Balance, beginning of year	$3,089	$2,601
Stock-based compensation	1,991	731
Transfers to share capital	(284)	(243)
Balance, end of year	$4,796	$3,089

Accumulated Deficit
Balance, beginning of year	$(22,525)	$(32,838)
Net profit	9,454	10,313
Balance, end of year	$(13,071)	$(22,525)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$2,753	$34
Other comprehensive income (loss)	(2,114)	2,719
Balance, end of year	$639	$2,753

Shareholders' equity, end of year	$172,895	$106,068

See accompanying notes to consolidated financial statements.

3

Consolidated Statements of Cash Flows

(In Thousands of Canadian Dollars)

		DECEMBER 31
		2011	2010
	Note		(Note 26)

Cash flows from (used in) operating activities

Net profit		$9,454	$10,313

Adjustments for non-cash items:
Depreciation and depletion		11,407	11,329
Finance expense		361	265
Finance and other income		(1,109)	(1,485)
(Gain) loss on investments	10	(35)	207
Stock-based compensation		1,991	731
Write-down of exploration property	8	851	-
Gain on sale of exploration property	10	(1,131)	-
Gain on sale of discontinued operation	9	-	(1,133)
Deferred income tax expense (recovery)	20	364	(424)

Net changes in non-cash operating working capital:
Accounts receivable		2	2,660
Inventories		(3,748)	985
Prepaid expenses and deposits		269	(169)
Accounts payable and accrued liabilities		958	1,064
Cash provided by continuing operations		19,634	24,343

Cash flows from investing activities:
Additions to mineral properties		(51,172)	(34,886)
Proceeds on disposition of discontinued operation		-	6,006
Additions to discontinued operation		-	(220)
Reclamation deposits		40	-
Restricted cash		4,389	(4,389)
Increase in investments		(32,972)	(51)
Cash used in investing activities		(79,715)	(33,540)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs		56,464	6,688
Debenture redemption		(87)	-
Demand loan repayments		(1,603)	(2,087)
Obligations under finance leases:
Proceeds		4,077	1,819
Repayments		(2,642)	(2,770)
Cash from financing activities		56,209	3,650

Decrease in cash and cash equivalents		(3,872)	(5,547)
Cash and cash equivalents, beginning of year		6,401	11,948
Cash and cash equivalents, end of year		$2,529	$6,401

See accompanying notes to consolidated financial statements.

4

Claude Resources Inc.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2011 and 2010

Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the Red Lake gold camp of northwestern Ontario and has a 65 percent interest in the Amisk Gold Project in northeastern Saskatchewan as at December 31, 2011, which increased to a 100 percent interest on February 1, 2012 (See Note 25).

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These consolidated financial statements are the Company’s first annual financial statements prepared under IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1") with a transition date to IFRS of January 1, 2010. Consequently, the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to comply with IFRS. The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 26.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 30, 2012.

BASIS OF MEASUREMENT

These consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial assets, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except per share amounts or as otherwise noted.

USE OF ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets, valuation of inventory, provisions for decommissioning and reclamation, financial instruments and mineral reserves.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Accounting judgments, estimates and assumptions, and their application to accounting policies, that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

5

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that requires varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs ceases and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commences at this time.

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plan, expiration of tax losses and tax pools carried forward and tax planning strategies.

3.	Significant Accounting Policies:

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

The accounting policies have been applied consistently by the Company and its wholly owned subsidiaries.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. These consolidated financial statements include the Company’s proportionate share of joint ventures. Intercompany transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared using the same reporting dates as the Company.

INTERESTS IN JOINT VENTURES

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control.

Reimbursement of the joint venture operator’s costs

When Claude, acting as an operator, receives reimbursement of direct costs charged to the joint venture, such charges represent reimbursement of costs that the operator incurred as agent for the joint venture and therefore have no effect on the Statement of Income.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Company’s activities are conducted through jointly controlled assets, the Company recognizes its share of the jointly controlled assets and liabilities it has incurred and related revenue and operating costs in the financial statements.

7

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

FOREIGN CURRENCY TRANSLATION

The Company’s functional and presentation currency is the Canadian dollar. Transactions denominated in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rate of exchange in effect at the date of the Statement of Financial Position. Non-monetary items are translated at the rate in effect at the date of the transaction. Exchange gains and losses on these transactions are included in profit (loss).

FINANCIAL INSTRUMENTS

Non-derivative Financial Assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and a net asset amount is presented in the Statement of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s non-derivative financial assets include: held-to-maturity financial assets; loans and receivables; and available-for-sale financial assets.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years.

The Company’s held-to-maturity financial assets are deposits for reclamation costs.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Company’s loans and receivables are comprised of: cash and cash equivalents; accounts receivable; and short-term investments.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less. Bank overdrafts, if utilized, are repayable on demand, form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, these assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity. When an investment is derecognized either through sale or impairment that is other than temporary, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

8

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Non-derivative Financial Liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: loans and borrowings; bank overdrafts in the form of a line of credit; accounts payable and accrued liabilities; and the Company’s debenture.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares. The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

Debenture

The Company’s debenture was issued with common share purchase warrants. The debenture and common share purchase warrants are presented separately on the Company’s Statement of Financial Position. Transaction costs incurred with the completion of this debenture have been netted against the proceeds received. The liability portion of the debenture has been designated as an other financial liability and was initially recognized at fair value. Subsequent to initial recognition, the debenture is measured at amortized cost using the effective interest method. The common share purchase warrants are not remeasured subsequent to initial recognition.

Derivative and Other Financial Instruments

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges. These instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated Statement of Financial Position at their fair value as either an asset or liability with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

Effective Interest Rate Method

The Company utilizes the effective interest rate method when accounting for certain of its financial instruments. The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.  When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument.

9

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

INVENTORIES

Inventories are comprised of broken ore, gold in-circuit and consumable materials and supplies. Broken ore represents material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from underground mines. Ore contained in stockpiles is initially measured by estimating the number of tonnes added and removed from the stockpile, and then converted to estimated ounces of gold contained therein based on assay data and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpiled ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled (measured in ounces) using current mining costs incurred up to the point of stockpiling the ore and include allocations of overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and each stockpile’s average cost per unit.

Ore is accumulated in stockpiles which are subsequently processed into gold dore in a saleable form under a mine plan that takes into consideration optimal scheduling of production of the Company’s reserves, present plant capacity and the market price of gold. Gold contained in the milling circuit represents gold that the Company counts as production but is not yet in a saleable form. Gold inventory, which includes gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead.

Material and supplies inventory is valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific stock items identified as obsolete.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Recognition and Measurement

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Costs include expenditure that is directly attributable to the acquisition of the asset. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property and the availability of financing. Once the decision to proceed to development is made, development and other expenditures relating to the project area are reclassified and disclosed as part of mineral properties with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of additional work on that property are expensed as incurred, except for new capital costs which are capitalized.

When material components of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

Subsequent Costs

The cost of replacing a part of an item of property, plant and equipment is added to the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

10

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Depreciation and Depletion

Depreciation and depletion is calculated using the depreciable amount, which is the cost of an asset, less its residual value using either the straight-line method or the units of production method. Depreciation and depletion is calculated over the net book value of the asset using the units of production method. Land is shown at cost and not depreciated or depleted.

Upon commencement of commercial production, the cost of mine development, mine buildings, plant and equipment directly used in production are amortized against future income using the shorter of the unit of production method over estimated recoverable ore reserves or the useful life of the asset. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed.

Mobile equipment and other general assets not directly related to production are depreciated using the straight-line method over the estimated useful lives of 2 to 10 years.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are capitalized as incurred. When the technical feasibility and commercial viability of extracting a gold resource are demonstrable, capitalized exploration and evaluation assets are tested for impairment and then reclassified to mining assets.

LEASED ASSETS

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its cost or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

DECOMMISSIONING AND RECLAMATION

The mining, extraction and processing activities of the Company normally give rise to legal or constructive obligations for site closure or environmental restoration. Closure and restoration can include property decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The amount of the provision recognized is estimated based on the risk adjusted costs required to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the probability weighted expected cash flows.

When the provision is initially recorded, a corresponding asset is recognized. At each reporting date the restoration and rehabilitation provisions are remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred.

Changes in the provision relating to mine rehabilitation and restoration obligations, which are not the result of the current production of inventory, are added to or deducted from the related asset, other than the unwinding of the discount which is recognized as a finance cost in the Statements of Income. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.

11

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

IMPAIRMENT

Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event will have a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. With respect to available-for-sale securities, for which unrealized gains and losses are generally recognized in Other Comprehensive income (“OCI), a significant or prolonged decline in the fair value of the investment below its cost may be evidence that the assets are impaired. If objective evidence of impairment were to exist, the impaired amount (i.e. the unrealized loss) would be recognized in profit (loss); any subsequent reversals would be recognized in OCI and would not flow back into profit (loss).

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

If, in a subsequent period, the fair value of an impaired available-for-sale investment security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell.

Fair value less cost to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant would take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit (loss). Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit (loss).

ASSETS RELATED TO DISCONTINUED OPERATION

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets are re-measured in accordance with the Company’s accounting policies. Thereafter, generally, the assets are measured at the lower of their carrying amount and fair value less cost to sell.

A discontinued operation is a component of the Company’s business that represents a separate major line of business that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation, the comparative Statement of Income is restated as if the operation had been discontinued from the start of the comparative period.

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed to the customer. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the customer, collection is reasonably assured and the price is reasonably determinable.

LEASE PAYMENTS

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

13

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants, along with any unrecognized stock-based compensation, would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

SHARE-BASED PAYMENTS

The Company has two stock-based compensation plans which are described further in Note 14(a) and 14(b).

Stock Option Plan

The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes compensation expense for the stock options granted based on their grant date fair value, which is determined using the Black-Scholes option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan (“ESPP”), compensation expense is recognized as the fair value of the shares granted under the plan and is recognized over the one year vesting period pursuant to the ESPP. Consideration received from the ESPP is recorded as share capital and amounts recorded in contributed surplus related to the fair value of the shares granted under the plan are transferred to share capital upon the issuance of shares. Shares issued pursuant to the ESPP are valued using the Black-Scholes option pricing model.

4.	Accounting Standards:

Future Changes in Accounting Policies

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

14

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements. The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns. The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control. This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 is effective for the Company beginning on January 1, 2013, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Any arrangement which is not structured through a separate entity or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The extent of the impact of adoption of IFRS 11 has not yet been determined by the Company.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 12 is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRSs, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Presentation of Financial Statements

In June 2011, the International Accounting Standards Board (“IASB”) issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for the Company beginning on January 1, 2012 with retrospective application and early adoption permitted. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

15

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

5.	Cash and Cash Equivalents:

The Company only deposits cash surpluses with major banks of high quality credit standing. Cash on hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Restricted Cash:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010
Restricted cash	$-	$4,389	$-

During 2010, the Company completed the disposal of its oil and natural gas assets. Pursuant to the Company’s debenture agreement, the disposition triggered an offer to repay its outstanding debentures. The net proceeds from that sale were placed in trust until January 14, 2011 to fund possible debenture repayments. On January 14, 2011, $0.1 million of debentures were redeemed by debenture holders. Once paid, the balance held in trust was released and deposited into the Company’s operating account.

6.	Short-term Investments:

Short-term investments are denominated in Canadian dollars, are comprised of instruments with terms to maturity between three and 12 months and have stated interest rates varying between 0.77 percent and 0.87 percent. Short-term investments are classified as loans and receivables.

16

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

7.	Inventories and Stockpiled Ore:

Details of the Company’s inventories and stockpiled ore are as follows:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Gold in-circuit (1) (2)	$3,128	$1,471	$2,126
Stockpiled ore (1) (2)	265	329	1,140
Materials and supplies (3)	9,973	7,483	8,182
Inventories and Stockpiled Ore	$13,366	$9,283	$11,448

(1)	Depreciation and depletion of $0.7 million (December 31, 2010 - $0.4 million; January 1, 2010 - $1.2 million) is included in the above noted balances.
(2)	For the year ended December 31, 2011, the Company wrote-down $0.5 million of gold inventory (December 31, 2010 - $nil; January 1, 2010 - $nil).
(3)	For the year ended December 31, 2011, the Company wrote-down $0.2 million of materials and supplies inventory (December 31, 2010 - $0.3 million; January 1, 2010 - $nil).

8.	Mineral Properties:

Details of the Company’s property, plant and equipment included in mineral properties are as follows:

Cost

		Property		Exploration
		acquisition	Buildings,	And
		and mine	plant and	Evaluations
	Note	development	equipment	assets	Total

Balance at January 1, 2010	26(c)	$111,592	$94,387	$54,685	$260,664
Additions		11,897	10,354	14,284	36,535
Disposals		(2,642)	(439)	(1,513)	(4,594)
Balance at December 31, 2010		$120,847	$104,302	$67,456	$292,605

Balance at January 1, 2011	$120,847	$104,302	$67,456	$292,605
Additions	25,548	16,767	13,593	55,908
Transfers between groups	15,757	-	(15,757)	-
Balance at December 31, 2011	$162,152	$121,069	$65,292	$348,513

Depreciation and impairment losses

Balance at January 1, 2010	26(c)	$96,167	$76,270	$7,054	$179,491
Depreciation		4,509	5,644	-	10,153
Disposals		(2,642)	(317)	(577)	(3,536)
Write-down of exploration properties		-	-	18	18
Balance at December 31, 2010		$98,034	$81,597	$6,495	$186,126

Balance at January 1, 2011	$98,034	$81,597	$6,495	$186,126
Depreciation for the period	5,482	6,260	-	11,742
Write-down of exploration properties	-	-	851	851
Balance at December 31, 2011	$103,516	$87,857	$7,346	$198,719

17

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Carrying amounts

At January 1, 2010	26(c)	$15,425	$18,117	$47,631	$81,173
At December 31, 2010		$22,813	$22,705	$60,961	$106,479

At December 31, 2011	$58,636	$33,212	$57,946	$149,794

Exploration properties

Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of these costs is dependent upon the discovery of economically recoverable ore reserves and the ability to obtain necessary financing for the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

During 2011, the Company reclassified exploration and evaluations assets related to the Santoy 8 to mine development costs upon the property achieving technical feasibility and economic viability. In accordance with IFRS, the Company tested these costs for impairment upon transfer to mine development and determined that no impairment charge was required. Fair value less costs to sell was used to assess impairment and was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows were discounted over an 8 year period at a post-tax rate of 11.3 percent.

Impairment loss

Upon transition to IFRS as at January 1, 2010, the Company tested its Seabee Gold Mine for impairment. The carrying value of the asset was compared against the fair value less cost to sell. Fair value less cost to sell was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows were discounted over a seven year period at a post-tax rate of 11.3 percent. The Company determined that the carrying value of the Company’s CGU, the Seabee Gold Operation (which, at January 1, 2010, consisted of the Seabee Mine, as the Santoy 8 Project had not achieved technical feasibility and commercial viability), was in excess of its associated recoverable amount and an impairment of $13.1 million was calculated and charged directly to retained earnings on transition to IFRS.

During the year ended December 31, 2010, the Company tested its CGU, the Seabee Mine, and determined that the fair value less cost to sell of the asset was greater than the carrying value; as such, an impairment charge was not required. Fair value less cost to sell was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows were discounted over an eight year period at a post-tax rate of 11.3 percent.

During the year ended December 31, 2011, the Company tested its CGUs, for indicators of impairment and determined that the fair value less cost to sell of the Seabee Gold Mine was greater than the carrying value; as such, an impairment charge was not required. Fair value less cost to sell was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows for the Seabee Mine were discounted over an eleven year period discounted at a post-tax rate of 10.0 percent.

Leased machinery

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. Some leases are for specialized equipment and in these leases the Company can cancel the leases at its option, but is responsible for reimbursing the lessor for any losses incurred. The leased equipment secures lease obligations (see Note 13). At December 31, 2011 the carrying amount of assets under finance leases included in buildings, plant and equipment was $7.9 (December 31, 2010: $3.6 million; January 1, 2010: $4.0 million).

Security

The Company’s demand loans (Note 13) are secured by a general security agreement covering all of the Company’s assets. The Company’s debenture (Note 13) is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

Capitalized interest

Cumulative debenture interest costs of $2.4 million at December 31, 2011 (December 31, 2010: $2.0 million; January 1, 2010: $1.4 million) relating to the Madsen project have been capitalized in accordance with the Company’s accounting policy.

Mine Operating Costs by Function

	DEC 31	DEC 31
	2011	2010

Production costs	$40,542	$31,217
Depreciation and depletion	11,407	11,329
Write-down of exploration property	851	-
(Gain) on sale of exploration property	(1,131)	-
	$51,669	$42,546

18

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

9.	Discontinued Operation:

During 2010, the Company sold its remaining oil and natural gas assets. As such, there were no Assets held for sale or related liabilities at December 31, 2011 or December 31, 2010 nor were there any results or cash flows from operations for the year ended December 31, 2011.

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Assets
Accounts receivable	$-	$-	$570
Oil and natural gas properties	-	-	4,398
	$-	$-	$4,968

Liabilities
Accounts payable and accrued liabilities	$-	$-	$370
Asset retirement obligations	-	-	117
	$-	$-	$487

The results of the discontinued operation were as follows:

	DEC 31	DEC 31
	2011	2010

Revenue
Oil and natural gas (net of royalties)	$-	$1,254

Expenses
Operating	-	831
Accretion	-	5
	-	836

Earnings from discontinued operation	$-	$418

Other income
Gain on sale of assets	-	1,133
Profit from discontinued operation	$-	$1,551

The cash flows provided by the discontinued operation were as follows:

	DEC 31	DEC 31
	2011	2010

Profit from discontinued operation	$-	$1,551
Adjustments for:
Accretion	-	5
Gain on sale of assets	-	(1,133)
Decrease in Accounts receivable	-	570
Decrease in Accounts payable and accrued liabilities	-	(370)
Cash flows from operations provided by discontinued operation	$-	$623

10.	Investments:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Available-for-sale securities, beginning of year	$4,328	$643	$643
Disposition of available-for-sale securities	(197)	-	-
Acquisition of available-for-sale securities (1)	1,131	749	-
Permanent write-down of available-for-sale securities	(74)	(207)	-
Unrealized gain (loss) on available-for-sale securities	(2,334)	3,143	-
Available-for-sale securities, end of year	$2,854	$4,328	$643

19

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

(1)	Acquisition in 2011 relates to shares in a public company received as settlement for Claude’s disposition of a mineral property interest. Acquisition of $749,000 in 2010 includes $698,000 worth of shares in a public company received as settlement for Claude’s disposition of a mineral property interest.

During the year ended December 31, 2011, the Company disposed of certain of its available for sale securities, resulting in a gain on sale of $0.1 million (December 31, 2010 - $nil; January 1, 2010 - $nil). This amount was reclassified to profit from Other comprehensive income.

At December 31, 2011, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent which to fair value was below cost and current conditions specific to the investment. At December 31, 2011, the Company concluded that objective evidence of impairment existed for one of its available-for-sale investments. The fair value of the investment, recorded in the Consolidated Statement of Financial Position, was $0.1 million compared to the cost of $0.2 million; as a result, the unrealized loss of $0.1 million, which was included in Other comprehensive income, was charged against profit.

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 22).

11.	Decommissioning and reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.94 to 3.35 percent. Expected undiscounted payments of future obligations are $11.2 million over the next 7 to 16 years. An accretion expense component of $0.2 million has been charged in 2011, augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the year are as follows:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Decommissioning and reclamation provision, beginning of year	$4,810	$3,534	$3,534
Accretion	166	108	-
Discontinued operation	-	162	-
Revisions due to change in estimates and discount rate	4,737	1,533	-
Revisions due to sale of properties	-	(527)	-
Decommissioning and reclamation provision, end of year	$9,713	$4,810	$3,534

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2010 - $0.7 million; January 1, 2010: $0.7 million) and $1.5 million (2010 - $1.6 million; January 1, 2010: $1.6 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (2010 - $2.3 million; January 1, 2010: $2.3 million).

20

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

12.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. Interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement. Over the life of the royalty agreements, interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company and all of the counterparties have the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement

Restricted Promissory Notes

Principal Balance (1)	(b)	6,924	14,594	36,701	25,818
Interest receivable (1)		363	766	2,245	1,579
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.29 to $24.53	$23.15 to $112.45	$61.59 to $198.95	$35.34 to $147.05
Royalty payable (current) (1)	(b)	328	690	2,232	1,561
Royalty obligation payable (long-term) (1)	(b)	7,165	14,961	36,783	25,977

Net Profit Interest	(c)	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At December 31, 2011.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Current portion

Assets
Interest receivable on Restricted promissory notes	$4,953	$4,904	$4,866

Liabilities
Current portion of deferred revenue	996	949	903
Interest payable on royalty obligations	4,811	4,770	4,729
	$5,807	$5,719	$5,632

Net royalty obligation (current)	(854)	(815)	(766)

Long-term portion

Assets
Restricted promissory notes	$84,037	$83,219	$82,568

Liabilities
Deferred revenue	3,586	4,582	5,531
Royalty obligation	84,886	84,220	83,554
	$88,472	$88,802	$89,085

Net royalty obligation (long-term)	(4,435)	(5,583)	(6,517)

Net royalty obligation	$(5,289)	$(6,398)	$(7,283)

21

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2011, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2012.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

13.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 22.

		DEC 31	DEC 31	JAN 1
		2011	2010	2010

Current liabilities
Demand loans	(a)	$896	$2,499	$4,586
Current portion of finance lease liabilities	(b)	2,119	1,598	2,039
Current portion of debenture	(c)	-	9,344	-
		$3,015	$13,441	$6,625

Non-current liabilities
Finance lease liabilities	(b)	$1,786	$873	$1,240
Debenture	(c)	9,452	-	9,192
		$11,238	$873	$10,432

22

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.50 percent, due August 2011	$-	$667	$1,667
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99 percent, due February 2010	-	-	192
Demand loan, repayable in monthly payments of $83,371 including interest at 4.575 percent, due November 2012	896	1,832	2,727
	$896	$2,499	$4,586

The demand loans are secured by a general security agreement covering all assets of the Company. The scheduled repayments are disclosed in Note 22.

(b) Finance Lease Liabilities

Obligations under finance leases bear interest between 5.4 percent and 8.0 percent per annum, are due from 2012 to 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2012 - $2,119; 2013 - $1,495; and 2014 - $291.

	Present Value of	Interest	Future Value of
	Minimum Lease		Minimum Lease
	Payments		Payments
	DEC 31	DEC 31	DEC 31
	2011	2011	2011

Less than one year	$2,119	$154	$2,273
Between one and five years	1,786	58	1,844
More than five years	-	-	-
	$3,905	$212	$4,117

	Present Value of	Interest	Future Value of
	Minimum Lease		Minimum Lease
	Payments		Payments
	DEC 31	DEC 31	DEC 31
	2010	2010	2010

Less than one year	$1,598	$99	$1,697
Between one and five years	873	29	902
More than five years	-	-	-
	$2,471	$128	$2,599

The Company’s finance leases are secured by a general security agreement.

23

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

(c) Debenture

The debenture bears a 12 percent annual interest rate, is due May 23, 2013 and requires monthly interest only payments. Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase (Note 14(g)). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.60 per common share until May 23, 2013. The value of the warrants associated with the debenture on the date of issuance was $0.6 million.

During 2009, the Company repaid $8.3 million of the outstanding debentures, representing principal plus unpaid interest thereon up to the repayment date. During 2011, the Company repaid $0.1 million of the outstanding debentures, representing principal plus unpaid interest thereon up to the repayment date. A total of $9.8 million in face value of debentures remain outstanding at December 31, 2011.

The balance of the debentures outstanding is amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debentures.

	DEC 31	DEC 31
	2011	2010

Debenture payable, beginning of year	$9,344	$9,192
Amortized cost of debenture redemption	(87)	-
Amortization of debt issue costs	195	152
Debenture payable, end of year	9,452	9,344
Current portion	-	9,344
Debenture payable, long-term portion	$9,452	$-

The debenture is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

(d) Other

At December 31, 2011, the Company had no undrawn borrowing facilities. At December 31, 2010, the Company had available $5.0 million of undrawn committed borrowing facilities relating to the Company’s offer to repay its outstanding debentures. During the first quarter of 2011, this facility expired concurrently with the completion of the Company’s offer to repay its debenture outstanding.

The Company has a $5.0 million operating line of credit which bears interest at prime plus 1.125 percent; the prime rate at December 31, 2011 was 3 percent. These funds are available for general corporate purposes. At December 31, 2011, December 31, 2010 and January 1, 2010, the Company had not drawn on the line of credit.

14.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

24

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

		DEC 31		DEC 31
		2011		2010
	Shares	Amount	Shares	Amount

Common shares:

Outstanding, beginning of year	138,913,329	118,279	118,478,686	98,155
ESPP (a)	235,614	324	430,395	261
Exercise of stock options (b)	648,667	642	422,414	402
Equity issue (c)	23,000,000	57,500	-	-
Equity issue (d)	-	-	12,000,000	11,100
Equity issue (e)	-	-	325,000	361
Warrant exercise (f)	-	-	4,299,550	4,773
Broker warrant exercise (f)	139,321	162	557,284	647
Warrant exercise (g)	1,577,000	2,271	2,400,000	3,456
Warrant exercise (g)	116,300	223	-	-
Issue costs, net of income taxes	-	(2,407)	-	(876)
Outstanding, end of year	164,630,231	176,994	138,913,329	118,279

Warrants and other equity:

Common share purchase warrants (d)		2,700		2,700
Tax adjusted cumulative issue costs		(228)		(228)
Broker purchase warrants (f)		-		46
Common share purchase warrants (g)		552		1,404
Debenture purchase warrants (g)		513		550
	164,630,231	180,531	138,913,329	122,751

(a) EMPLOYEE SHARE PURCHASE PLAN

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2011, the Company issued 235,614 common shares (2010 – 430,395) for $0.3 million (2010 - $0.3 million) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding.

The weighted average fair value of ESPP options granted during 2011 was $0.90 (2010 - $0.55) and was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life, a 15 percent expected forfeiture rate, 53 percent volatility (2010 – 78 percent) and an interest rate of 1.3 percent (2010 – 0.7 percent). This compensation expense has been included in general and administrative expenses in the Consolidated Statements of Income.

(b) STOCK OPTION PLAN

The Company has established a stock option plan under which options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 10 years and vest immediately.

25

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Options outstanding under this plan at December 31, 2011 and 2010 and their weighted average exercise prices are as follows:

		Weighted		Weighted
		Average		Average
	2011	Exercise	2010	Exercise
	Options	Price	Options	Price

Beginning of year	3,916,737	$1.15	3,259,028	$1.08
Options granted	2,478,768	2.06	1,166,546	1.15
Options exercised	(648,667)	0.75	(422,414)	0.66
Options forfeited	(241,876)	1.86	(79,756)	1.01
Options expired	(20,712)	1.04	(6,667)	0.98
End of year	5,484,250	$1.57	3,916,737	$1.15

The weighted average share price at the date of exercise for share options exercised during 2011 was $1.84 (2010: $1.34).

For director and employee options outstanding at December 31, 2011, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $0.99	690,247	6.76	$0.79	690,247	6.76	$0.79
$1.00 - $1.50	1,552,442	6.74	$1.14	1,324,307	6.48	$1.15
$1.51 - $2.00	2,593,000	8.04	$1.86	1,252,000	6.52	$1.76
$2.01 - $2.38	648,561	8.88	$2.29	250,753	8.27	$2.24
	5,484,250	7.61	$1.57	3,517,307	6.68	$1.37

The foregoing options have expiry dates ranging from May 17, 2012 to December 8, 2021.

The weighted average fair value of stock options granted during the year of 2011 was $1.37 and was estimated using the Black-Scholes option pricing model with assumptions of a 7.11 year weighted average expected option life, a two percent expected forfeiture rate, 68 percent to 75 percent volatility (2010 – 63 percent to 73 percent) and interest rates ranging from 1.3 percent to 3.1 percent (2010 – 2.2 percent to 3.2 percent). In 2011, the compensation expense recognized in respect of stock options was $1.7 million (2010 - $0.6 million). This compensation expense has been included in general and administrative expenses in the Consolidated Statements of Income.

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

(c) EQUITY ISSUE

During 2011, the Company completed a short form prospectus offering. The Offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per share, as well as the issuance of 3,000,000 shares of the Company, at a price of $2.50 per share, to the Underwriters pursuant to the over-allotment option, for aggregate gross proceeds of $57,500,000.

(d) SPECIAL WARRANTS

In December 2009, the Company completed a private placement offering consisting of the issuance of 12,000,000 special warrants at a price of $1.15 per Special Warrant for aggregate gross proceeds of $13,800,000. Each Special Warrant entitled its holder to acquire upon exercise, or upon deemed exercise immediately prior to the expiry date, without payment of any additional consideration, one unit. Each unit was comprised of one common share of Claude and one-half of one common share purchase warrant; all of these Special Warrants were exercised on February 2, 2010. Each whole share purchase warrant entitled the holder to subscribe for one common share for a period up to and including December 30, 2011 at an exercise price of $1.75. All of these share purchase warrants expired as at December 30, 2011.

26

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

The fair value of $0.45 per warrant granted was estimated using the Black-Scholes option pricing model with assumptions of a two year weighted average expected life, no forfeitures, 87 percent volatility and an interest rate of 2.25 percent.

(e) EQUITY ISSUE

During 2010, the Company issued 325,000 common shares at a price of $1.11 per share to purchase a net profit interest located on a portion of the Seabee property. In order to arrive at the number of shares issued, the Company calculated a valuation based on expected future cash payments pursuant to the NPI agreement.

(f) EQUITY ISSUE

During 2009, the Company completed a private placement offering consisting of two parts. The first involved the issuance of a total of 8,599,100 units, at a price of $0.75 per unit, for gross proceeds of $6,449,325. Each unit consisted of one common share of Claude and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder, upon exercise at any time up to and including October 9, 2010 and upon payment of $0.90, to subscribe for one common share. The second part of the offering involved the issuance of a total of 5,333,000 flow-through shares at a price of $0.80 per Flow-Through Share, for gross proceeds of $4,266,400. As compensation for this offering, Claude paid to the Underwriters a commission equal to five percent of the gross proceeds of the offering and an aggregate of 696,605 broker warrants. Each whole broker warrant entitles the holder to subscribe for one common share for a period up to and including April 9, 2011 at an exercise price of $0.83. At December 31, 2011, all common share purchase warrants and all broker warrants had been exercised.

(g) SCHEDULE OF WARRANTS OUTSTANDING

At December 31, 2011, there were 2.7 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the common share purchase warrants outstanding are as follows:

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	Expired	December 31, 2011
$1.60	May 22, 2013	1,809,500	116,300	-	1,693,200
$0.83	April 9, 2011	139,321	139,321	-	-
$0.90	November 16, 2012	2,600,000	1,577,000	-	1,023,000
$1.75	December 30, 2011	6,000,000	-	6,000,000	-
		10,548,821	1,832,621	6,000,000	2,716,200

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2010 were as follows:

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2009	Issued	Exercised	December 31, 2010
$1.60	May 22, 2013	1,809,500	-	-	1,809,500
$0.90	October 9, 2010	4,299,550	-	4,299,550	-
$0.83	April 9, 2011	696,605	-	557,284	139,321
$0.90	November 16, 2012	5,000,000	-	2,400,000	2,600,000
$1.75	December 30, 2011	-	6,000,000	-	6,000,000
		11,805,655	6,000,000	7,256,834	10,548,821

27

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

15.	Finance Expense:

	DEC 31	DEC 31
	2011	2010

Interest expense on loans and borrowings	$1,321	$1,394
Interest capitalized to mineral properties	(542)	(543)
Derivative loss	1,911	500
Debenture amortization	195	152
Accretion expense	166	108
	$3,051	$1,611

Finance expense paid for the year ended December 31, 2011 was $3.2 million (December 31, 2010 - $1.9 million).

16.	Finance and Other Income:

	DEC 31	DEC 31
	2011	2010

Net royalty income	$(1,109)	$(886)
Other income	(200)	(662)
Interest income	(314)	(31)
	$(1,623)	$(1,579)

Finance and other income received during the year ended December 31, 2011 was $0.5 million (December 31, 2010 - $0.3 million).

17.	Personnel Expenses:

	DEC 31	DEC 31
	2011	2010

Wages and salaries	$32,201	$27,225
Canadian Pension Plan (CPP) and EI remittances	1,249	1,073
	$33,450	$28,298

18.	Joint Venture Interest:

Amisk Gold Project

The Company conducts a portion of its business through joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

At December 31, 2011, the Company owned a 65 percent interest in the Amisk Gold Project joint venture, which owns the Amisk Property, located in northeastern Saskatchewan. Under the joint venture agreement between the Company and St. Eugene Mining Corporation Limited (“St. Eugene”), the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are obliged to make their pro-rata share of contributions as requested.

As per Company policy, all costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. The Company reflects its proportionate interest in the assets and liabilities of the Amisk Gold Project as follows:

	DEC 31	DEC 31	JAN 1
	2011	2010	2010

Total assets	$2,986	$1,250	$-

Total liabilities	$-	$-	$-

28

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Subsequent to December 31, 2011, the Company completed the acquisition of all of the outstanding shares of St. Eugene that it did not already own (Note 25). Upon closing the transaction on February 1, 2012, Claude now owns 100 percent of the Amisk Gold Project.

19.	Related Party Transactions:

Key Management Personnel

Compensation of key management personnel of the Company:

	DEC 31	DEC 31
	2011	2010

Cash compensation – Salaries, short-term incentives and other benefits	$1,819	$1,701
Long term incentives, including share-based payments	517	474
Total compensation paid to key management personnel	$2,336	$2,175

The Company’s Executive Leadership Team (consisting of the Chief Executive Officer, Chief Financial Officer, Senior Vice President Mining Operations and Vice President Exploration) and are considered to be Key Management Personnel. In addition, members of the Company’s Board of Directors are included in this definition, as defined by IAS 24, Related Party Disclosures.

20.	Income Taxes:

(a) Income tax expense

	DEC 31	DEC 31
Income tax expense	2011	2010
Current Income tax expense (recovery):	$-	$-
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	4,378	9,120
Write-down of mineral properties	(230)	-
Change in unrecognized deferred tax assets	(3,784)	(9,544)
	364	(424)
Income tax expense (recovery)	$364	$(424)

(b) Income tax recognized directly in Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income (loss):

For the year ended December 31, 2010:

		Income tax
	Before tax	recovery	Net of tax

Other comprehensive income (loss)

Loss on available for sale securities transferred to profit	207	(28)	179
Unrealized gain on available for sale securities	2,936	(396)	2,540
	3,143	(424)	2,719

29

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

 For the year ended December 31, 2011:

		Income tax
	Before tax	expense	Net of tax

Other comprehensive income (loss)

Gain on available for sale securities transferred to profit	(35)	5	(30)
Unrealized loss on available for sale securities	(2,409)	325	(2,084)
	(2,444)	330	(2,114)

(c) Effective tax rate reconciliation

The provision for income tax, both current and deferred, differs from the amount calculated by applying the combined expected federal and provincial income tax rates to profit before income tax. The reasons for these differences are as follows:

	DEC 31	DEC 31
	2011	2010
Profit before income taxes	$9,818	$9,889
Federal and Provincial statutory income tax rate	28.5%	30.0%
Expected tax expense	2,798	2,967

Permanent differences	571	16
Effect of change in effective tax rates	(168)	(269)
Flow-through share renunciations	-	1,611
Loss of deferred tax assets on sale of mineral properties	-	5,136
Decrease in tax assets related to royalty payable	947	(341)
Benefit of previously unrecognized tax assets	(3,784)	(9,544)
Income tax expense (recovery)	$364	$(424)

(d) Significant components of recognized and unrecognized Deferred tax assets and liabilities

The significant components of deferred income tax assets/liabilities are as follows:

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2010	Net profit	to equity	Income	2010

Deferred income tax assets (liabilities)
Share issue costs	814	(310)	60	-	564
Decommissioning and reclamation	998	301	-	-	1,299
Net royalty obligation	3,641	277	-	-	3,918
Investments	75	26	-	(424)	(323)
Mineral properties	7,843	(9,458)	-	-	(1,615)
Other	-	44	-	-	44
Total Deferred income tax assets (liabilities)	13,371	(9,120)	60	(424)	3,887
Recognized (unrecognized) deferred tax assets	(13,371)	9,544	(60)	-	(3,887)
	-	424	-	(424)	-

Deferred tax assets were not recognized in 2010 as it was not probable that future taxable profit would be available against which the company could utilize the benefits.

30

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2011	Net profit	to equity	Income	2011

Deferred income tax assets (liabilities)
Share issue costs	564	(461)	929	-	1,032
Decommissioning and reclamation	1,299	1,324	-	-	2,623
Net royalty obligation	3,918	(1,024)	-	-	2,894
Investments	(323)	10	-	330	17
Mineral properties	(1,615)	(3,960)	-	-	(5,575)
Other	44	(37)	-	-	7
Total Deferred income tax assets (liabilities)	3,887	(4,148)	929	330	998
Recognized (unrecognized) deferred tax assets	(3,887)	3,784	103	-	-
	-	(364)	1,032	330	998

(e) Unrecognized Income Tax Credits

The company has $2.2 million (2010 - $1.4 million) of unused income tax credits that can be applied against future taxes payable. No deferred tax asset or income tax credit receivable has been recognized as it is not probable that future taxable profits will be available to utilize the credits. The income tax credit will expire, if unused, as follows:

2011

2026	$61
2027	533
2028	285
2029	239
2030	273
2031	827
$2,218

21.	Earnings Per Share:

Basic earnings per share:

	DEC 31	DEC 31
	2011	2010

Basic earnings per share:
Net profit attributable to common Shareholders	$9,454	$10,313
Weighted average number of common Shares outstanding	156,062	131,193
Basic net earnings per share	$0.06	$0.08

Diluted earnings per share:

	DEC 31	DEC 31
	2011	2010

Diluted earnings per share:
Net earnings attributable to common Shareholders	$9,454	$10,313
Weighted average number of common Shares outstanding	156,062	131,193
Dilutive effect of stock options	1,385	1,084
Dilutive effect of warrants	963	1,134
Weighted average number of common Shares outstanding	158,410	133,411
Diluted net earnings per share	$0.06	$0.08

31

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Excluded from the computation of diluted earnings per share at December 31, 2011 were options outstanding on 648,561 common shares with an average exercise price greater than the average market price of the Company’s common shares.

Excluded from the computation of diluted earnings per share at December 31, 2010 were:

(i)	options outstanding on 1,005,000 common shares with an average exercise price greater than the average market price of the Company’s common shares; and
(ii)	7,809,500 warrants with an average exercise price greater than the average market price of the Company’s common shares.

22.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and Amisk and ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

	Payments/Commitments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans	896	896	-	-	-
Interest on demand loans	21	21	-	-	-
Debenture	9,751	-	9,751	-	-
Debenture interest	1,629	1,170	459	-	-
Capital lease obligations	3,905	2,119	1,786	-	-
Interest on capital leases	212	154	58	-	-
Office lease	311	114	197	-	-
	16,725	4,474	12,251	-	-

32

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

33

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	December 31		December 31
	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents	$2,529	$2,529	$6,401	$6,401
Restricted cash	-	-	4,389	4,389
Short-term investments (1)	33,168	33,168	-	-
Accounts receivable (3)	2,714	2,714	2,716	2,716
Available-for-sale financial assets
Investments (1)	2,854	2,854	4,328	4,328
Held-to-maturity
Deposits for reclamation costs (1)	2,237	2,237	2,277	2,277
Other financial liabilities
Demand loans	896	896	2,499	2,499
Accounts payable	5,737	5,737	5,036	5,036
Net royalty obligations	5,289	5,289	6,398	6,398
Debenture (1)	9,452	9,751	9,344	9,838
Gold forward contract (2)	-	-	(257)	(257)

(1)	Based on quoted market prices – Level 1
(2)	Based on models with observable inputs – Level 2
(3)	At December 31, 2011, there were no receivables that were past due or considered impaired.

23.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directs reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long term debt and equity to finance its operations and exploration.

Capital Structure			DEC 31	DEC 31	JAN 1
	Interest	Maturity	2011	2010	2010

Demand loan # 1	Prime + 1.50%	Aug/2011	$-	$667	$1,667
Demand loan # 2	4.575%	Nov/2012	896	1,832	2,727
Demand loan # 3	5.99%	Feb/2010	-	-	192
Debenture	12.00%	May/2013	9,452	9,344	9,192
Total debt			$10,348	$11,843	$13,778

Shareholders’ equity			172,895	106,068	85,256

Debt to equity			5.99%	11.17%	16.75%

34

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

The Company is bound by and has met all covenants on these credit facilities.

24.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the methods described below. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Derivatives

The fair value of the Company’s forward exchange contracts are estimated based on appropriate price modeling commonly used by market participants. Such modeling uses discounted cash flow analysis with observable market inputs including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes.

Share-based payment transactions

The fair value of the employee share purchase plan and the fair value of the stock options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

25.	Subsequent Event:

Subsequent to December 31, 2011, the Company closed the transaction whereby Claude would acquire all of the outstanding shares of St. Eugene Mining Corporation Limited (TSXV: SEM) ("St. Eugene") that it did not already own. The transaction was accomplished pursuant to the terms of a court approved plan of arrangement completed under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the Arrangement, Claude acquired all of the outstanding common shares of St. Eugene in exchange for the issuance of approximately 8.7 million common shares of Claude. In addition to Claude Shares, former shareholders of St. Eugene also received 0.25 of a common share of Satori Resources Inc. (“Satori”).

As part of the Arrangement, Claude also exchanged all outstanding warrants of St. Eugene for warrants of Claude and reduced its existing net smelter return royalty on the Tartan Lake Project from a sliding scale to two percent. The net smelter return royalty can also be repurchased at any time by Satori for $1.0 million for each one percent.

On closing, Claude now owns 100 percent of the Amisk Gold Project. The transaction will be accounted for as an asset acquisition as St. Eugene did not meet the definition of business, as defined in IFRS 3, Business Combinations. The approximate purchase price of the transaction was $13.0 million, which will be recorded as an increase to mineral properties and share capital.

26.	Explanation of Transition to IFRS:

These consolidated financial statements for the year ended December 31, 2011 are the Company’s first annual financial statements prepared under IFRS. For all accounting periods prior to December 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP (“previous GAAP”). In accordance with IFRS 1, First time adoption of IFRS, certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of preparation in Note 2.

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect at the reporting date. However, IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The IFRS 1 exemptions and exceptions utilized by the Company in its conversion from Canadian GAAP to IFRS are as follows:

35

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

IFRS 3 Business Combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date

IFRS 2 Share-based Payments

A first-time adopter is encouraged, but not required, to apply IFRS 2 Share-based Payments (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 and vested before the entity’s IFRS transition date. The Company has only applied IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities

The Company has elected to apply the available exemption from full retrospective application of decommissioning and reclamation provisions, as allowed under IFRS 1, and has therefore adopted IFRIC 1 prospectively at the Company’s transition date of January 1, 2010.

Mandatory Exceptions to Retrospective Applications

IFRS 1 provides specific guidelines that a first-time adopter must adhere to under certain circumstances. The guideline pertaining to estimates applies to the Company, which prohibits the use of hindsight to create or revise estimates. Accordingly, the estimates previously made by the Company under its previous GAAP are consistent with their application under IFRS.

Material Adjustments to the Statement of Cash Flows for 2010

In addition the changes required to adjust for the accounting policy differences described in the following notes, interest paid and income taxes paid have been moved into the body of the consolidated statement of cash flows as part of operating activities, whereas they were previously disclosed as supplementary information. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous GAAP.

36

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

26. Explanation of Transition to IFRS (continued):

Reconciliation of equity

IFRS has many similarities with the Company’s previous GAAP as it is based on a similar conceptual framework. However, there are important differences with respect to recognition, measurement and disclosure. The reconciling items between Canadian GAAP presentation and IFRS presentation have no net effect on the cash flows generated. However, adoption of IFRS resulted in changes to Claude’s Statement of Financial Position, Statement of Income (Loss) and Statement of Changes in Equity as set out below:

			Presentation				Presentation
		Previous	and Other	Effect of		Previous	and Other	Effect of
		Canadian	Adjustments	Transition		Canadian	Adjustments	Transition
		GAAP	Note (k)	To IFRS	IFRS	GAAP	Note (k)	To IFRS	IFRS
	Notes	January 1, 2010				December 31, 2010

Assets
Cash and cash equivalents		11,948	-	-	11,948	6,401	-	-	6,401
Restricted cash		-	-	-	-	4,389	-	-	4,389
Accounts receivable		4,806	-	-	4,806	2,716	-	-	2,716
Interest receivable on restricted promissory notes		4,866	(4,866)	-	-	4,904	(4,904)	-	-
Inventories	(a)	11,448	-	-	11,448	9,241	-	42	9,283
Shrinkage stope platform costs	(a)	11,293	-	(11,293)	-	11,199	-	(11,199)	-
Prepaid expenses and deposits		327	-	-	327	496	-	-	496
Assets related to discontinued operation	(b)(d)	570	-	4,398	4,968	-	-	-	-
Current assets		45,258	(4,866)	(6,895)	33,497	39,346	(4,904)	(11,157)	23,285

Mineral properties	(c)(d)	94,277	-	(13,104)	81,173	116,336	-	(9,857)	106,479
Assets related to discontinued operation	(b)	4,398	-	(4,398)	-	-	-	-	-
Investments		643	-	-	643	4,328	-	-	4,328
Deposits for reclamation costs		2,277	-	-	2,277	2,277	-	-	2,277
Restricted promissory notes		82,568	(82,568)	-	-	83,219	(83,219)	-	-
Non-current assets		184,163	(82,568)	(17,502)	84,093	206,160	(83,219)	(9,857)	113,084
Total assets		229,421	(87,434)	(24,397)	117,590	245,506	(88,123)	(21,014)	136,369

37

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

26. Explanation of Transition to IFRS (continued):

Reconciliation of equity (continued)

			Presentation				Presentation
		Previous	and Other	Effect of		Previous	and Other	Effect of
		Canadian	Adjustments	Transition		Canadian	Adjustments	Transition
		GAAP	Note (k)	To IFRS	IFRS	GAAP	Note (k)	To IFRS	IFRS
	Notes	January 1, 2010				December 31, 2010

Liabilities
Accounts payable and accrued liabilities	(e)(f)	4,100	(498)	326	3,928	5,537	(758)	-	4,779
Interest payable on royalty obligations		4,729	(4,729)	-	-	4,770	(4,770)	-	-
Loans and borrowings		-	6,625	-	6,625	-	13,441	-	13,441
Demand loans		4,586	(4,586)	-	-	2,499	(2,499)	-	-
Liabilities related to discontinued operation	(b)(d)	370	-	162	532	-	-	-	-
Net royalty obligation		-	766	-	766	-	815	-	815
Other liabilities		2,942	(2,942)	-	-	2,634	(2,634)	-	-
Current liabilities		16,727	(5,364)	488	11,851	15,440	3,595	-	19,035

Obligations under capital lease		1,240	(1,240)	-	-	873	(873)	-	-
Loans and borrowings		-	10,432	-	10,432	-	873	-	873
Debenture		9,192	(9,192)	-	-	9,257	(9,257)	-	-
Royalty obligations		83,554	(83,554)	-	-	84,220	(84,220)	-	-
Deferred revenue		5,531	(5,531)	-	-	4,582	(4,582)	-	-
Liabilities related to discontinued operation	(b)	117	-	(117)	-	-	-	-	-
Net royalty obligation		-	6,517	-	6,517	-	5,583	-	5,583
Decommissioning and reclamation	(d)	2,965	-	569	3,534	4,221	-	589	4,810
Deferred tax liability	(g)	-	-	-	-	1,975	-	(1,975)	-
Non-current liabilities		102,599	(82,568)	452	20,483	105,128	(92,476)	(1,386)	11,266

Shareholders’ equity
Share capital	(e)(g)	111,957	-	3,502	115,459	117,974	(276)	5,053	122,751
Contributed surplus	(f)	2,465	(204)	340	2,601	2,754	(65)	400	3,089
Retained earnings (deficit)	(i)	(4,361)	702	(29,179)	(32,838)	1,457	1,099	(25,081)	(22,525)
Accumulated other comprehensive income	(g)	34	-	-	34	2,753	-	-	2,753
Total shareholders’ equity		110,095	498	(25,337)	85,256	124,938	758	(19,628)	106,068
Total liabilities and shareholders’ equity		229,421	(87,434)	(24,397)	117,590	245,506	(88,123)	(21,014)	136,369

38

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

26. Explanation of Transition to IFRS (continued):

Reconciliation of income for the year ended December 31, 2010

			Presentation
		Previous	And Other	Effect of
		Canadian	Adjustments	Transition
	Notes	GAAP	Note (k)	To IFRS	IFRS

Revenue		55,998	-	-	55,998

Mine Operating:
Production costs	(a)	31,364	-	(147)	31,217
Depreciation and depletion	(c)(h)	14,617	-	(3,288)	11,329
		45,981	-	(3,435)	42,546
Profit from mining operations		10,017		3,435	13,452

General and administrative		5,213	(384)	46	4,875
Finance expense	(d)(h)	-	-	1,611	1,611
Finance and other income	(d)(e)(h)	285	-	(1,864)	(1,579)
Loss on investments		207	-	-	207
		5,705	(384)	(207)	5,114

Profit from continuing operations before tax		4,312	384	3,642	8,338

Deferred income tax recovery		-	-	(424)	(424)

Profit from continuing operations		4,312	384	4,066	8,762

Profit from discontinued operation	(d)	1,506	-	45	1,551

Net profit		5,818	384	4,111	10,313

Reconciliation of comprehensive income for the year ended December 31, 2010

		Presentation
	Previous	and Other	Effect of
	Canadian	Adjustments	Transition
	GAAP	Note (k)	To IFRS	IFRS

Net profit	5,818	384	4,111	10,313

Other comprehensive income
Loss on available-for-sale securities transferred to profit	176	-	3	179
Unrealized gain (loss) on available-for-sale securities	2,543	-	(3)	2,540
Other comprehensive income	2,719	-	-	2,719
Total comprehensive income	8,537	384	4,111	13,032

39

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

26. Explanation of Transition to IFRS (continued):

Notes to the reconciliations

(a)	Shrinkage Stope Platform Costs

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee Gold Operation. Under its previous GAAP, the Company deferred these costs (which included labour, equipment and overhead) until the related ore was transferred to the mine surface. Once the ore was transported to the surface, the costs were reclassified to inventory and charged to operating costs upon sale. Under IFRS, the Company is accounting for these costs as variable production costs that are directly attributable to the conversion of gold ore. The impact of applying this policy is as follows:

Consolidated Statement of Financial Position:

	JAN 1	DEC 31
	2010	2010

Increase in Inventories	$-	$42
Decrease in Shrinkage stope platform costs	(11,293)	(11,199)
Decrease in Retained earnings	$(11,293)	$(11,157)

Consolidated Statement of Income:

DEC 31
2010

Decrease in Production costs	$(147)

(b)	Discontinued operation

Under the Company’s previous GAAP, long-lived assets classified as held for sale were classified in separate current and long term portions. Under IFRS, non-current assets and liabilities of disposal groups classified as held for sale are classified as current in the statement of financial position as they are expected to be realized within 12 months of the date of classification as held for sale or distribution. This difference has resulted in the reclassification of non-current assets and liabilities related to the Company’s discontinued operation from non-current to current, with no income or retained earnings impact.

(c)	Impairment of Non-Financial Assets

Under the Company’s previous GAAP, impairment of long-lived assets was assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on discounted cash flows compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment.

Upon transition to IFRS, the Company tested its Seabee Gold Mine for impairment using the one-step approach prescribed by International Accounting Standard 36 (“IAS 36”), Impairment of Assets. The carrying value of the asset was compared against the fair value less cost to sell. Fair value less cost to sell was determined by using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows were discounted over a seven year period at a post-tax rate of 11.3 percent. As a result, an impairment of $13.1 million was calculated and charged directly to retained earnings as a transition difference. This asset was not considered impaired under the Company’s previous GAAP because the estimated cash flow projects on an undiscounted basis exceeded the carrying value.

40

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

The impact of this change decreased retained earnings as follows:

Consolidated Statements of Financial Position:

	JAN 1	DEC 31
	2010	2010

Decrease in Mineral properties	$(13,104)	$(10,004)
Decrease in Retained earnings	$(13,104)	$(10,004)

Consolidated Statement of Income:

DEC 31
2010

Decrease in Depreciation and depletion	$(3,089)

(d)	Decommissioning and reclamation

Under its previous GAAP, the fair value of the liability relating to the Company’s Decommissioning and reclamation was recorded in the period in which it was incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount was recognized by increasing the carrying amount of the related long-lived asset. The liability was then accreted and the capitalized cost depreciated over the useful life of the related asset.

Under IFRS, the Company must recognize a liability at the time when it becomes legally or constructively obligated to rehabilitate a disturbance resulting from mining activities; IFRS also requires re-measurement of the liability at each reporting date. In addition, IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires the re-measurement of the provision for reclamation and rehabilitation if there is a change in the current market-based discount rate. Under IFRS, discount rates used should reflect the risks specific to the decommissioning provision; a risk-free rate is used when the estimated future costs take into consideration related risks.

Under IFRS 1, Claude elected not to retrospectively recalculate the effect of each change in its reclamation provision prior to January 1, 2010. Instead, the liability and related assets and depreciation were measured at the date of transition.

Upon transition to IFRS, the Company recalculated its decommissioning and reclamation provision utilizing the guidance of IAS 37. A transition difference of $0.6 million was booked to the Company’s asset retirement obligation and retained earnings accounts.

Consolidated Statements of Financial Position:

	JAN 1	DEC 31
	2010	2010
Increase in Decommissioning and reclamation provision
Gold operation	$569	$589
Discontinued operation	45	-
Decrease in Retained earnings	$614	$589

	JAN 1	DEC 31
	2010	2010
Increase in Mineral properties	$-	$147
Increase in Retained earnings	$-	$147

41

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Consolidated Statement of Income:

DEC 31
2010

Decrease in Finance expense	$(90)
Increase in Finance and other income	(36)
Increase in Profit from Discontinued operation	(45)
$(171)

(e)	Share Capital

Flow-through shares

The Company, from time to time, finances a portion of its exploration activities through the issue of flow-through shares. Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under the Company’s previous GAAP; however, there is no equivalent guidance under IFRS. Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”). Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada and the Company recorded the future tax liability associated with the issuance of flow-through shares as a reduction in share capital at the time of renouncement of the related tax deduction.

Under its previous GAAP, the Company recorded the tax cost of expenditures renounced to subscribers on the date the deductions were renounced to the subscribers provided there was reasonable assurance that the expenditures would be made. Under this treatment, share capital was reduced and future income tax liabilities were increased by the tax cost of expenditures renounced to the subscribers and the Company had unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance had been provided. In these circumstances, the future tax liability reduced the valuation allowance and that reduction was recognized in earnings.

The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue was credited to other liabilities and included in income at the time the qualifying expenditures are made.

In accordance with IFRS interpretations, the premium of proceeds received on Flow-through Shares in excess of the market value of the shares on the date of issue represents the value of the liability relating to the transfer of income tax credits foregone and owing to investors upon renunciation. As the Company fulfills its obligations by incurring the eligible expenditures, the premium from the proceeds received will be recorded as other income and the related deferred tax liability and expense recognized.

Under IFRS, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when expenditures are incurred.

42

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

Upon transition to IFRS at January 1, 2010, the difference between these two approaches resulted in a $3.5 million increase to share capital and a corresponding decrease in retained earnings.

Consolidated Statements of Financial Position:

	JAN 1	DEC 31
	2010	2010

Increase in Accounts payable	$326	$-
Decrease in Retained earnings	$326	$-

	JAN 1	DEC 31
	2010	2010
Increase in Share capital
Adjustment for flow-through shares	$7,964	$7,964
Adjustment for flow-through share premiums	(4,462)	(4,462)
Reversal of renunciation of income taxes on flow-through shares	-	1,611
Decrease in Retained earnings	$3,502	$5,113

Consolidated Statements of Income:

DEC 31
2010

Increase in Finance and other income	$(326)

(f)	Share-based Compensation

The Company has applied IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

Under IFRS, the Company accrues the cost of share-based payments over the vesting period using the graded method of amortization with each installment accounted for as a separate arrangement. Under the Company’s previous GAAP, the Company elected to treat the share-based payments as a pool and determine the fair value using an average life of the instruments, provided that compensation was recognized on a straight-line basis, subject to at least the value of the vested portion of the award being recognized at each reporting date.

Under the Company’s previous GAAP, the cost associated with the grant of these options was recorded in the period in which the options were granted. Under IFRS, the service date is considered to be the date the employee becomes eligible to participate in the bonus plan (i.e. January 1 of each year), rather than the grant date. This accounting treatment is a difference between the Company’s previous GAAP and IFRS.

Consequently, an adjustment of $0.3 million was recorded to decrease contributed surplus with offset to opening retained earnings.

	JAN 1	DEC 31
	2010	2010

Decrease in Contributed surplus	$340	$400
Increase in Retained earnings	$340	$400

43

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

(g)	Deferred Tax Liability

The following changes decreased the deferred tax liability due to other changes under IFRS.

Consolidated Statements of Financial Position:

		JAN 1	DEC 31
	Notes	2010	2010

Decrease in Share capital		$-	$(60)
Increase in Other comprehensive income		-	424
Increase in Share capital	(e)	-	1,611
Decrease in Deferred tax liability		$-	$(1,975)

(h)	Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes, most noticeably on the statements of income. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. The changes are listed below:

Consolidated Statement of Income:

DEC 31
2010

Increase in Finance expense	$1,701
Decrease in Depreciation and depletion	(199)
Increase in Finance and other income	(1,502)
$-

Under the Company’s prior GAAP, accretion was included as a component of Depreciation and depletion and Interest expense was grouped with Other income. Under IFRS, Finance income and expense are presented as separate line items. As such, the above-noted increase in finance expense relates to accretion being removed from depreciation and depletion and interest expense being removed from being grouped within Other income.

Consolidated Statement of Financial Position:

As disclosed in note 5, in 2010, the Company made an offer to repay all of its outstanding debentures. Under the Company’s prior GAAP, the current portion of the debentures of $87 as at December 31, 2010 was determined by the amount of debentures repaid by the Company subsequent to December 31, 2010. Under IFRS, the Company’s offer to repay all of the debentures prior to December 31, 2010 requires the entire carrying amount of the debentures to be classified as a current liability as at December 31, 2010. Accordingly, the long-term portion of the Company’s debentures was reclassified form long-term liabilities to current liabilities as December 31, 2010.

(i)	Retained Earnings (Deficit) Adjustments

The above changes decreased (increased) retained earnings as follows:

		JAN 1	DEC 31
	Notes	2010	2010

Inventories		$-	$42
Shrinkage stope platform costs	(a)	(11,293)	(11,199)
Mineral properties	(b)	(13,104)	(9,857)
Accounts payable and accrued liabilities	(e)	(326)	-
Decommissioning and reclamation	(d)	(614)	(589)
Deferred tax liability		-	1,611
Income tax recovery		-	424
Share capital	(e)	(3,502)	(5,113)
Stock compensation	(f)	(340)	(400)
Total Adjustment under IFRS - Retained earnings (deficit)		$(29,179)	$(25,081)

44

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except per share amounts or as otherwise noted

(j)	Reclassifications

Certain prior period amounts have been reclassified to conform to the current year’s financial statement presentation.

(k)	Presentation and Other Adjustments

ESPP and Stock Compensation Expense

Certain prior period amounts have been adjusted due to the correction of immaterial errors in the application of the Company’s previous GAAP that were identified during the Company’s transition to IFRS. As a result, at January 1, 2010 and December 31, 2010 Accounts payable was reduced by $0.6 million and $0.5 million, respectively, Share capital was reduced by nil and $0.3 million, respectively, Contributed surplus was reduced by $0.2 million and $0.2 million, respectively, and Retained earnings was increased by $0.8 million and $1.0 million, respectively. In addition, in the year ended December 31, 2010, general and administrative expense was reduced by $0.4 million.

Royalty Obligation

As disclosed in Note 12, during each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income. Amounts relating to these Royalty Agreements were presented on a gross basis on the Statement of Financial Position under the Company’s Previous GAAP. These amounts have been reclassified on a net basis, as the Company and all counterparties have a legal right of offset and the intention to settle on a net basis.

45